UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Corcept Therapeutics Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

218352102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 218352102

1.	Names of Reporting Persons. Sutter Hill Ventures, a California Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

2

CUSIP No. 218352102

1.	Names of Reporting Persons. G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,505,527*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 4,505,527*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,505,527

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.1%

12.	Type of Reporting Person (See Instructions) IN

* See Appendix A, Note 1

3

CUSIP No. 218352102

1.	Names of Reporting Persons. Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,696,051*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,696,051*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,696,051

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.6%

12.	Type of Reporting Person (See Instructions) IN

 * See Appendix A, Note 2.

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CUSIP No. 218352102

1.	Names of Reporting Persons. James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 393,520*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 393,520*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 393,520

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) IN

* See Appendix A, Note 3.

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CUSIP No. 218352102

1.	Names of Reporting Persons. Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 381,442*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 381,442*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 381,442

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) IN

* See Appendix A, Note 4.

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CUSIP No. 218352102

1.	Names of Reporting Persons. Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 372,515*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 372,515*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 372,515

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) IN

* See Appendix A, Note 5.

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CUSIP No. 218352102

1.	Names of Reporting Persons. Stefan A. Dyckerhoff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization German citizen (U.S. permanent resident)

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 41,062*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 41,062*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,062

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

* See Appendix A, Note 6.

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CUSIP No. 218352102

1.	Names of Reporting Persons. Samuel J. Pullara III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 41,062*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 41,062*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,062

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

* See Appendix A, Note 7.

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Item 1.

	(a)	Name of Issuer Corcept Therapeutics Incorporated
	(b)	Address of Issuer’s Principal Executive Offices 149 Commonwealth Drive, Menlo Park, CA 94025

Item 2.

	(a)	Name of Person Filing See Appendix A; Appendix A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Appendix A
	(c)	Citizenship See Appendix A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 218352102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

		☒	N/A

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Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: See Appendix A, which is hereby incorporated by reference and related pages 2 to 9
	(b)	Percent of class: See Appendix A, which is hereby incorporated by reference and related pages 2 to 9
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote ***
		(ii)	Shared power to vote or to direct the vote ***
		(iii)	Sole power to dispose or to direct the disposition of ***
		(iv)	Shared power to dispose or to direct the disposition of ***

*** See Appendix A, which is hereby incorporated by reference and related pages 2 to 9. Mr. Baker is a managing director and together with Messrs. Coxe, White, Bird, Speiser, Dyckerhoff and Pullara who are also managing directors and members of the management committee of the general partner of Sutter Hill Ventures, a California Limited Partnership share voting and dispositive power over the shares held by the partnership.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

See Appendix A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/16/2016
Date

Sutter Hill Ventures, A California Limited Partnership

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for G. Leonard Baker, Jr., Managing Director of the General Partner

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for G. Leonard Baker, Jr.

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe
/s/ Robert Yin
Robert Yin, Attorney-in-Fact for James N. White

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Jeffrey W. Bird
/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Michael L. Speiser

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Stefan A. Dyckerhoff

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Samuel J. Pullara III

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APPENDIX A TO SCHEDULE 13G — CORCEPT THERAPEUTICS INCORPORATED

	Aggregate Number of
	Shares Beneficially Owned			% of
Name of Originator	Individual		Aggregate	Total Shares

Sutter Hill Ventures, a California Limited Partnership	-0-			0.0%

G. Leonard Baker, Jr.	4,505,527	Note 1		4.1%
			4,505,527	4.1%

Tench Coxe	1,696,051	Note 2		1.6%
			1,696,051	1.6%

James N. White	393,520	Note 3		0.4%
			393,520	0.4%

Jeffrey W. Bird	381,442	Note 4		0.4%
			381,442	0.4%

Michael L. Speiser	372,515	Note 5		0.3%
			372,515	0.3%

Stefan A. Dyckerhoff	41,062	Note 6		0.0%
			41,062	0.0%

Samuel J. Pullara III	41,062	Note 7		0.0%
			41,062	0.0%

The address for all of the above is: 755 Page Mill Road, Suite A-200, Palo Alto, CA 94304.

The partnerships are organized in California. The individuals are all U.S. citizens and residents with the exception of Mr. Dyckerhoff who is a citizen of Germany and U.S. permanent resident.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

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Note 1: Comprised of 207 shares held in the individual’s name, 955,055 shares held in The Baker Revocable Trust of which the reporting person is a trustee, 676,631 shares held by a Roth IRA for the benefit of the reporting person, 2,613,634 shares held by Saunders Holdings, L.P. of which the reporting person is a trustee of a trust which is the general partner and 260,000 shares of director’s options that are fully vested and exercisable within 60 days after 12/31/15.

Note 2: Comprised of 454,214 shares held in The Coxe Revocable Trust of which the reporting person is a trustee, 581,514 shares held by a retirement trust for the benefit of the reporting person, 572,519 shares held by Rooster Partners, L.P. of which the reporting person is a trustee of a trust which is the general partner and 87,804 shares held in The Tamerlane Charitable Remainder Unitrust of which the reporting person is the trustee.

Note 3: Comprised of 373,361 shares held in The White Revocable Trust of which the reporting person is a trustee, 1,073 shares held by a retirement trust for the benefit of the reporting person and 19,086 shares held by a Roth IRA for the benefit of the reporting person.

Note 4: Comprised of 381,442 shares held in the Jeffrey W. and Christina R. Bird Trust of which the reporting person is a trustee.

Note 5: Comprised of 372,515 shares held in the Speiser Trust of which the reporting person is a trustee.

Note 6: Comprised of 41,062 shares held in the Dyckerhoff 2001 Revocable Trust of which the reporting person is a trustee.

Note 7: Comprised of 41,062 shares held in The Pullara Revocable Trust of which the reporting person is a trustee.

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